Exhibit (h)(9)

BOARD RESOLUTION REGARDING EXPENSE LIMITATION ARRANGEMENT

The following resolution was duly adopted by the Board of Trustees of the Registrant and has not been modified or rescinded:

RESOLVED: That the amendment to the expense limitation arrangement for Institutional Shares of Western Asset Institutional Cash Reserves (the “Fund”), as discussed at this meeting, be, and it hereby is, approved.

Such amended expense limitation arrangement is as set forth below:

•	Legg Mason Partners Fund Advisor, LLC (“LMPFA”) has agreed to waive fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) of Institutional Shares of the Fund to 0.20% of the Fund’s average daily net assets, subject to recapture as described below;

•	That this arrangement will continue until December 31, 2017, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and that this arrangement may be terminated at any time after such date by LMPFA;

•	That the arrangement may be modified by LMPFA to decrease total annual operating expenses of a class or Fund at any time;

•	That LMPFA is permitted to recapture amounts waived or reimbursed to the Fund within the fiscal year in which LMPFA earned the fee or incurred the expense if the Fund’s total annual operating expenses have fallen to a level below the limit described above; and

•	That in no case will LMPFA recapture any amount that would result, on any particular business day of the Fund, in the Fund’s total annual operating expenses exceeding the limit described above or any other limit then in effect.